UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K are hereby incorporated by reference.

EXHIBITS

Exhibit No.	Description

99.1	Indenture dated December 12, 2016, among Fortis Inc. and Computershare Trust Company of Canada

99.2	Second Supplemental Indenture dated May 14, 2021, among Fortis Inc. and Computershare Trust Company of Canada providing for the issuance of C$500,000,000 in 2.18% senior unsecured notes due 2028

99.3	Third Supplemental Indenture dated May 31, 2022, among Fortis Inc. and Computershare Trust Company of Canada providing for the issuance of C$500,000,000 in 4.431% senior unsecured notes due 2029

99.4	Fourth Supplemental Indenture dated November 8, 2023, among Fortis Inc. and Computershare Trust Company of Canada providing for the issuance of C$500,000,000 in 5.677% senior unsecured notes due 2033

99.5	Fifth Supplemental Indenture dated September 9, 2024, among Fortis Inc. and Computershare Trust Company of Canada providing for the issuance of C$500,000,000 in 4.171% senior unsecured notes due 2031

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: February 7, 2025	By:	(signed) “James R. Reid”
		Name:	James R. Reid
		Title:	Executive Vice President, Sustainability and Chief Legal Officer